UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Natural Resource Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P 10 3

1	NAMES OF REPORTING PERSONS S. Reed Morian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 common units representing limited partner interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 63900P 10 3

1	NAMES OF REPORTING PERSONS MOCOL Properties, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 common units representing limited partner interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 63900P 10 3

1	NAMES OF REPORTING PERSONS Shadder Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 common units representing limited partner interests
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

Preliminary Statement:

This Amendment No. 3 to Schedule 13G further amends and restates the Schedule 13G initially filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2012, and relates to the beneficial ownership by S. Reed Morian, MOCOL Properties, L.P., a Delaware limited partnership, and Shadder Investments, a Texas general partnership, of the common units representing limited partner interests (“Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Issuer”). On August 31, 2016, several holders of Common Units contributed a total of 4,129,871 Common Units to Premium Resources, LLC, a Delaware limited liability company (“Premium”), in exchange for membership interests in Premium, including (i) S. Reed Morian, who contributed 211,199 Common Units, (ii) MOCOL Properties, L.P., which contributed 60,097 Common Units, (iii) Shadder Investments, which contributed 344,863 Common Units and (iv) Western Pocahontas Properties, LP, a Texas limited partnership (“WPP LP”), which contributed 1,727,986 Common Units. Shadder Investments owns approximately 27.6% of the partnership interests in WPP LP. Premium filed an amendment to its joint Schedule 13D (Amendment No. 9) with the SEC on September 9, 2016 relating to the beneficial ownership by Premium and Corbin J. Robertson, Jr. of Common Units.

Item 1.

(a)	Name of Issuer

Natural Resource Partners L.P.

(b)	Address of Issuer’s Principal Executive Offices

1201 Louisiana Street, Suite 3400, Houston, Texas 77002.

Item 2.

(a)	Name of Persons Filing

S. Reed Morian

MOCOL Properties, L.P.

Shadder Investments

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of Mr. Morian, MOCOL Properties, L.P. and Shadder Investments is 300 Jackson Hill Street, Houston, Texas 77007.

(c)	Citizenship

Mr. Morian is a citizen of the United States of America.

MOCOL Properties, L.P. is a Delaware limited partnership.

Shadder Investments is a Texas general partnership.

(d)	Title of Class of Securities

Common units representing limited partner interests

(e)	CUSIP Number

63900P 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership

Following the contribution to Premium of (i) 211,199 Common Units by S. Reed Morian, (ii) 60,097 Common Units by MOCOL Properties, L.P. and (iii) 344,863 Common Units by Shadder Investments, in each case on August 31, 2016, none of Mr. Morian, MOCOL Properties, L.P. and Shadder Investments beneficially owns any Common Units. As reported in its Schedule 13D filed with the SEC on September 9, 2016, Premium beneficially owns 4,129,871 Common Units.

Mr. Morian is (i) the president and sole stockholder of Shadder North, Inc., the general partner of MOCOL Properties, L.P., and (ii) the sole managing member of Morian Management LLC, the general partner of Shadder Investments.

(a)	Amount beneficially owned: 0 common units representing limited partner interests of the Issuer.

(b)	Percent of class: 0.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2016	/s/ S. Reed Morian
S. Reed Morian

Dated: September 15, 2016	MOCOL PROPERTIES, L.P.

	By:	SHADDER NORTH, INC.,
its general partner

	By:	/s/ S. Reed Morian
	Name:	S. Reed Morian
	Title:	President

Dated: September 15, 2016	SHADDER INVESTMENTS

	By:	MORIAN MANAGEMENT LLC,
its general partner

	By:	/s/ S. Reed Morian
	Name:	S. Reed Morian
	Title:	Managing Member